Via Facsimile and U.S. Mail
Mail Stop 6010

March 17, 2009

Weng Jianjun
Principal Executive Officer
Tian'an Pharmaceutical Co., Ltd.
Level 11, International Trade Centre
No. 196 Xiaozhai East Road
Xi'an, China

Re: Tian'an Pharmaceutical Co., Ltd.
**   Form 10-KSB for Fiscal Year Ended December 31, 2007**
**   File No. 333-135434**

Dear Mr. Jianjun:

        We issued comments to you on the above captioned filing on December 23, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 31, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by March 31, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact Jim Peklenk at (202) 551-3661 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant